UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY                                 FORTY-SEVENTH
NATIONAL FUEL RESOURCES, INC.                              CERTIFICATE
                                                           PURSUANT TO
File No. 70-7833                                             RULE 24

(Public Utility Holding Company Act of 1935)

         In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended September 30, 2003. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 2003.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 12th day of November 2003.

                                   NATIONAL FUEL RESOURCES, INC.

                                   By:  /s/ Donna L. DeCarolis
                                      Donna L. DeCarolis, Vice President

                                   NATIONAL FUEL GAS COMPANY

                                   By:  /s/ James R. Peterson
                                      James R. Peterson, Assistant Secretary